[Quality Systems, Inc. Letterhead]
February 4, 2011
AMENDED - SUPERCEDES PRIOR FILING
VIA FEDEX OVERNIGHT, FACSIMILE AND EDGAR CORRESPONDENCE
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Re:	Quality Systems, Inc. Form 10-K for the fiscal year ended March 31, 2010 Form 10-Q for the quarterly period ended September 30, 2010 File No. 001-12537
Dear Mr. Gilmore:
     This letter responds to the comments of your letter dated January 6, 2011 (the “Comment Letter”) relating to Quality Systems, Inc. (the “Company”), a copy of which is enclosed for your convenience. We have reproduced below in bold font each of your comments set forth in the Comment Letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the Comment Letter.
Form 10-K for the fiscal year ended March 31, 2010
Signatures
1.	The Form 10-K must be signed by your controller or principal accounting officer. Refer to General Instruction D(2) of Form 10-K. If a person occupies more than one of the positions specified in Instruction D(2), his or her signature block must indicate each capacity in which that person is signing the form. Please confirm that your future 10-K filings will include the signature of your controller or principal accounting officer.
     At the time of filing the Company’s Form 10-K for fiscal 2010, Mr. Paul Holt was the Company’s Principal Financial Officer, Principal Accounting Officer and Secretary. The

Mr. Patrick Gilmore
February 4, 2011

Company acknowledges the Staff’s comments and confirms its understanding of General Instruction D(2) of Form 10-K. The Company will include the signature of its Principal Accounting Officer or Controller in future filings. Please note that Paul A. Holt, the Company’s Chief Financial Officer and Principal Accounting Officer did sign the March 31, 2010 Form 10-K filing as Chief Financial Officer and Principal Financial Officer alongside with the Company’s directors.
Part III (incorporated by reference to your definitive proxy statement filed on June 28, 2010)
Compensation Discussion and Analysis
Base Compensation, page 11
2.	We note your discussion on page 11 of the factors that your compensation committee considered in establishing base salaries for your NEOs. In your response letter, please provide additional detail as to how the committee considered and weighed each factor in setting the base salary of each of your NEOs for fiscal 2010. For example, discuss how the committee measured individual and companywide performance, future contribution potential, peer compensation and internal equity and explain specifically how each factor contributed to the percentage increase in each NEO’s salary. Also, confirm that you will provide a similar level of disclosure in future filings.
     The Compensation Committee recommends to the Board base salaries for the Company’s named executive officers after reviewing a variety of factors. The weight given to each of these factors can vary from period to period and from individual to individual. The Committee does not allocate specific, predetermined weighting to the individual factors.
     When evaluating the future contribution potential of a named executive officer, the Committee considered as particularly meaningful the officer’s proven, historic contributions to the Company EPS and revenue, particularly in light of the highly competitive industry in which the Company operates. Significant weight was also given to the officer’s anticipated contributions to the future growth and profitability of the Company. To a lesser extent, the Compensation Committee took note on an informal basis of the competitive rates of pay in the corporate community, generally, and the relative standing of the Company’s compensatory practices in light of other industry participants. For fiscal 2010, this industry group included the following companies: Computer Programs & Systems, Inc.; Athenahealth, Inc.; Cerner Corporation; Medassets, Inc.; Eclipsys Corporation; and Allscripts Healthcare Solutions, Inc. However, it was not the Committee’s or Board’s position to place significant weight on this comparative metric or to position the Company’s executive officers at a particular percentile relative to a given peer group or index. Instead, reference to this group generally demonstrated

Mr. Patrick Gilmore
February 4, 2011

the named executive officers to be at levels which the Committee deemed fair and generally competitive in light of the Company’s current market position. The Committee also considered and gave some weight to more subjective evaluations and input from other board members and Company executives reflecting upon the quality of the executive’s performance.
Named Executive Officer Details
For Mr. Plochocki, the Compensation Committee considered various factors including his role and efforts in increasing analyst and financial coverage of the Company, his base compensation relative to similarly situated industry executives, and the performance of the Company’s stock, in its decision to increase his base salary by 10% for fiscal 2010. The Committee considered Mr. Cline’s importance to the Company (both historic contributions and the non-quantitative perceived value of anticipated future contributions). In addition, Mr. Cline was required to execute certain non-compete and confidentiality commitments. The Committee believed that Mr. Holt’s base salary increase of 5% for fiscal 2010 was in-line with Companywide increases for its employees and was based on numerous factors including the timeliness and accuracy of the Company’s filings and Mr. Holt’s performance related to certain managerial objectives. Mr. Decker was not a named executive officer until his appointment as the President of the Company’s NextGen subsidiary in late November 2009 and therefore was not a part of the Company’s formal 2010 fiscal year compensation program (which began approximately eight months earlier, on April 1, 2009).
     In future 10-K filings, the Company will provide additional detail, similar to that set forth above, as to how the Compensation Committee considered and weighed each factor in setting the base salaries of the Company’s named executive officers.
Cash Incentive Compensation, page 11
3.	We note that the cash incentive compensation for Messrs. Plochocki, Cline and Kaplan, and the equity compensation for Messrs. Plochocki, Cline and Holt were based on the company meeting certain target increases in EPS performance and revenue growth during fiscal 2010. However, you do not appear to have disclosed these quantitative performance targets. Please advise. To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04. Please take particular care to explain how disclosure of targets relating to

Mr. Patrick Gilmore
February 4, 2011

completed financial statement periods could pose a reasonable threat of competitive harm.

Also, to the extent that you are relying on Instruction 4 to Item 402(b) to omit performance target disclosure, you must provide meaningful disclosure of the level of difficulty of attaining such targets. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In this regard, the following disclosure does not appear to sufficiently address the disclosure requirement: “Our Compensation Committee has structured EPS performance criteria, revenue growth criteria and discretionary elements to require the named executive officers to exert increasingly greater efforts in order to earn increasingly higher potential cash and equity incentive compensation.”
     Historically, the Company has not disclosed its quantitative performance targets related to the incentive compensation for its named executive officers. However, after further review, the Company anticipates that the competitive harm resulting from such disclosure would not be significant.
Mr. Plochocki
     Cash Incentive Bonus:
     Mr. Plochocki’s cash incentive bonus contained three components:
(i)	40% was based on meeting revenue growth performance targets;

(ii)	40% was based on meeting EPS growth performance targets; and

(iii)	20% was discretionary as determined by recommendation of the Compensation Committee to the Board.
The revenue performance targets, constituting 40% of the cash incentive bonus, were as follows:

Revenue Growth	% of Criteria Amount
20.0%	20
22.5%	40
25.0%	60
27.5%	80
30.0%	100

Mr. Patrick Gilmore
February 4, 2011

The EPS performance targets, constituting 40% of the cash incentive bonus, were as follows:

EPS Growth	% of Criteria Amount
20.0%	20
22.5%	40
25.0%	60
27.5%	80
30.0%	100
The percentage shown in the right hand column of the above charts were awarded if the applicable criterion was reached, i.e., it is a step function application. The EPS and Revenue targets do not include acquisitions (either revenue or expense).

The discretionary portion, constituting 20% of the cash incentive bonus, considered the following matters: successful completion of a new business plan; completion of an acceptable succession plan for the position of CEO; operational improvements in the business; appropriate restructuring of the business units; and growth in the RCM business profitability.
Equity Incentive Bonus:
Fifty percent of the equity incentive bonus was based on revenue growth performance targets and 50% was based on EPS growth targets. The target thresholds, award percentages and method of calculation for each of these growth performance targets was the same as those for revenue and EPS growth calculations and target thresholds in connection with Mr. Plochocki’s cash incentive bonus as described above.
Mr. Cline
Cash Incentive Bonus:

Mr. Patrick Gilmore
February 4, 2011

Mr. Cline’s cash incentive bonus contained three components:
(i)	33.33% was earned upon Mr. Cline providing services to the Company through the period ending two weeks after the Company’s public release of the financial data for the fiscal year ended March 31, 2010;

(ii)	33.33% was based on meeting revenue growth performance targets; and

(iii)	33.33% was based on meeting EPS growth performance targets.
The revenue growth performance targets, constituting 33.33% of the cash incentive bonus, were as follows:

Revenue Growth	% of Criteria Amount
12.5% — 25%	0 — 100
The EPS growth performance targets, constituting 33.33% of the cash incentive bonus, were as follows:

EPS Growth	% of Criteria Amount
12.5% — 25%	0 — 100
Mr. Cline’s cash incentive bonus related to achieving revenue growth scaled proportionally between 12.5% and 25%, with 100% of the cash incentive bonus related to revenue growth earned if the Company’s annual revenue growth equaled or exceeded 25%. The portion of the cash incentive bonus related to EPS growth was calculated in the same manner.
Equity Incentive Bonus:
Mr. Cline’s equity incentive bonus contained two components:
(i)	33.33% was earned upon Mr. Cline providing services to the Company through the period ending two weeks after the Company’s public release of the financial data for the fiscal year ended March 31, 2010; and

(ii)	66.66% was based on meeting EPS growth performance targets.
The EPS growth performance targets and method of calculation related to Mr. Cline’s equity incentive bonus were the same as the EPS growth performance targets and method of calculation used in connection with his cash incentive bonus as described above.

Mr. Patrick Gilmore
February 4, 2011

Mr. Holt
Equity Incentive Bonus:
Mr. Holt’s cash incentive bonus contained two components:
(i)	50% was based on meeting revenue growth performance targets; and

(ii)	50% was based on meeting EPS growth performance targets.
The revenue performance targets, constituting 50% of the cash incentive bonus, were as follows:

Revenue Growth	% of Criteria Amount
20.0%	20
22.5%	40
25.0%	60
27.5%	80
30.0%	100
The EPS performance targets, constituting 50% of the cash incentive bonus, were as follows:

EPS Growth	% of Criteria Amount
20.0%	20
22.5%	40
25.0%	60
27.5%	80
30.0%	100
The percentage shown in the right hand column of the above charts was awarded if the applicable criterion was reached, i.e., it is a step function application. The EPS and Revenue targets do not include acquisitions (either revenue or expense).

Mr. Patrick Gilmore
February 4, 2011

Mr. Kaplan
Cash Incentive Bonus:
Mr. Kaplan’s cash incentive bonus contained three components:
(i)	40% was based on meeting revenue growth performance targets;

(ii)	40% was based on meeting EPS growth performance targets; and

(iii)	20% was discretionary as determined by recommendation of the Compensation Committee to the Board.
The revenue performance targets, constituting 40% of the cash incentive bonus, were as follows:

Revenue Growth	% of Criteria Amount
20.0%	20
22.5%	40
25.0%	60
27.5%	80
30.0%	100
The EPS performance targets, constituting 40% of the cash incentive bonus, were as follows:

EPS Growth	% of Criteria Amount
20.0%	20
22.5%	40
25.0%	60
27.5%	80
30.0%	100

Mr. Patrick Gilmore
February 4, 2011

The percentage shown in the right hand column of the above charts was awarded if the applicable criterion was reached, i.e., it is a step function application. The EPS and Revenue targets do not include acquisitions (either revenue or expense).

The discretionary portion, constituting 20% of the cash incentive bonus, considered the following matters: business performance, structuring and growth; various operating requirements; and the growth in the RCM business profitability.

Mr. Kaplan’s maximum cash incentive bonus compensation opportunity, $240,000 on an annualized basis, was to be pro-rated based on the portion of fiscal 2010 during which he was employed as the COO of the Company. Mr. Kaplan assumed the role of Chief Operating Officer on September 17, 2009, approximately six months into the Company’s 2010 fiscal year.

4.	We note that 75% of Mr. Holt’s cash incentive compensation for fiscal 2010 was based on specific, objective goals approved by your board. We also note from footnote 7 to your Grants of Plan-Based Awards table that Mr. Decker’s fiscal 2010 cash incentive award was based on the achievement of certain quantitative and qualitative goals approved by your president. In your response letter, please describe the performance goals applicable to Messrs. Holt and Decker and disclose any quantitative targets that were established in connection with them. Refer to Items 402(b)(2)(v) and (vii) of Regulation S-K.
Mr. Paul A. Holt
     Seventy-five percent of Mr. Holt’s cash incentive compensation for fiscal 2010 was based on meeting certain specific, objective goals. These goals were separated into two segments: “Segment A” and “Segment B.” If Mr. Holt failed to meet any of the performance goals in Segment A, the entire 75% of his cash incentive compensation would be forfeited. If Mr. Holt failed to meet any of the performance goals in Segment B, a portion of the 75% of his cash incentive compensation, to be determined by the Compensation Committee of the Company in its sole discretion, would be forfeited. The performance goals for each segment are listed below:
     Segment A
•	The Company files its 2010 Form 10-K on a timely basis with no material weaknesses noted;

•	The Company files its first, second and third quarter 10-Qs on a timely basis; and

•	The Company creates and presents an adequate business plan by its January 2010 Board meeting to cover the following fiscal year and beyond. The business plan shall include substantial strategy and financial sections with detailed projections.

Mr. Patrick Gilmore
February 4, 2011

     Segment B
•	Deliver to the Board quarterly summary budget tracking reports;

•	Deliver to the Board a quarterly report of the company Key Performance Indicator metrics;

•	Establish proper overall staffing and management of the finance department, demonstrably upgrading the quality of the accounting and finance staff;

•	Deliver accounting department performance at a competitive cost/revenue ratio;

•	No material misstatements in public filings;

•	Collection department goals achieved;

•	Demonstration of proper controls and procedures;

•	Appropriate management of investments;

•	Continue to perform well in NextGen customer satisfaction survey scores in fiscal year 2010;

•	Deliver quarterly report to the Compensation Committee on how the department is tracking vs. the Company’s goals; and

•	Demonstrate progress on ERP system.
     Twenty-five percent of Mr. Holt’s cash incentive compensation for fiscal 2010 was discretionary and based upon meeting certain operational, structuring, and growth objectives of the Company including the following: completion of an acceptable succession plan for the position of CFO; operational improvements in the business; appropriate restructuring of the business units; and growth in the RCM business profitability.
Mr. Scott Decker
     As discussed above, Mr. Decker was not a named executive officer until his appointment as the President of the Company’s NextGen subsidiary in late November 2009 and therefore was not a part of the Company’s 2010 fiscal year compensation program (which began approximately eight months earlier, on April 1, 2009). Prior to his appointment as NextGen’s president, Mr. Decker’s bonus was based on certain NextGen corporate goals established by the Company’s President, including revenue, revenue per employee, operating profit and customer satisfaction scores, and certain individual goals, including the development of a marketing plan for certain business units and the attaining of certain key marketing metrics. Upon his appointment, Mr. Decker’s cash incentive bonus program was modified for the remainder of fiscal 2010 (approximately four months) and was based on certain Company goals, including revenue and profit, and individual goals, including the development of a SaaS infrastructure plan and the implementation of a metric reporting system for certain key business units. These bonus goals were established by the President and COO of the Company, respectively. Mr. Decker was subsequently included in the Compensation Committee’s fiscal 2011 compensation plan.
Fiscal year 2010 Incentive Program, page 13

Mr. Patrick Gilmore
February 4, 2011

5.	We note the table provided in this section. In your response letter, please provide an expanded table that includes columns showing the total cash and equity bonuses that each of your NEOs was eligible to receive in fiscal 2010. Also, provide a narrative explanation as to why each NEO received the bonus that he received or why he did not receive a bonus. Please confirm that you will provide a similar level of disclosure in future filings.
     Below is an expanded Cash and Equity Bonus Table for fiscal year 2010 that includes columns showing the total cash and equity bonuses that each named executive officer was eligible to receive in fiscal year 2010:

		Maximum		Maximum
	Cash Bonus	Eligible Cash	Equity Bonus	Eligible Equity
Name	Earned	Bonus	Earned (Options)	Bonus (Options)
Steven. T. Plochocki	$25,000	$522,500	0	40,000
Patrick B. Cline	$376,766	$750,000	15,000	45,000
Paul A. Holt	$50,000	$80,000	0	10,000
Philip N. Kaplan	$0	$240,000	N/A	0
     Cash Incentive Bonus
The Company’s revenue and EPS annual growth rate for fiscal 2010 was 19% and 4%, respectively. As a result, Messrs. Plochocki and Kaplan did not qualify for any portion of their cash bonus related to their individual revenue and EPS targets. Mr. Plochocki was awarded $25,000 under the discretionary portion of his cash incentive bonus based upon his attainment of certain Board objectives including successful completion of a new business plan, completion of an acceptable succession plan, operational improvements in the business, restructuring of the business units, growth in the RCM business profitability and the integration of certain NextGen administrative and line-reporting management operations with those of the Company. The Company’s revenue and EPS growth rates resulted in a $376,766 cash bonus awarded to Mr. Cline as calculated in accordance with his revenue and EPS targets. Mr. Holt received a $50,000 cash bonus based upon Mr. Holt achieving a majority of his objective, specific goals including timeliness of the Company’s filings, the completion of a new business plan and the appropriate management of the Company’s investments.

Mr. Patrick Gilmore
February 4, 2011

     Equity Incentive Bonus
Under the terms of their individual revenue and EPS targets, no equity bonus was awarded to Messrs. Plochocki and Holt for fiscal 2010. Mr. Cline received 15,000 options as calculated in accordance with his EPS targets.
     In future Form 10-K filings, the Company will include in tabular format the information regarding the maximum total cash and equity bonuses that each named executive officer is eligible to receive for the applicable fiscal year and disclose the reasons why each named executive received a particular bonus amount.
Director Compensation for Fiscal Year Ended March 31, 2010, page 25
6.	The director compensation table indicates that Mr. Pflueger earned $78,063 in cash for his service as a director during fiscal 2010. In light of the directors’ fees disclosed on page 25, however, it is unclear how he earned the amount disclosed in the table. Please advise.
     During fiscal 2010, Mr. Pflueger was paid under two (2) non-employee Director compensation programs, the “Fiscal 2009 Program” and “Fiscal 2010 Program” (collectively, the “Programs”). The Programs are described in the following table:

Compensation	Effective
Program	Date	Compensation Components
Fiscal 2009 Program	04/01/09	$30,000	annual retainer
		$2,000	per Board meeting attended
		$1,000	per Committee meeting attended

Fiscal 2010 Program	08/13/09	Annual Base compensation
		$80,000	Independent Director
		$92,500	Compensation Committee or
Nominating Committee Chair
		$100,000	Audit Committee Chair or
Chairman of the Board
For fiscal 2010, the first 4.5 months of director compensation was paid under the 2009 Fiscal Program and the remaining 7.5 months of director compensation was paid under the 2010 Fiscal Program. Mr. Pflueger served as Compensation Committee Chair and as such earned an annual base compensation of $92,500 under the 2010 Fiscal Program, which was effective beginning August 13, 2009. The following table provides a reconciliation of the $78,063 in fees paid to Mr. Pflueger for fiscal 2010:

Mr. Patrick Gilmore
February 4, 2011

	Fiscal	Fiscal
Compensation	Program	Program
Components	2009	2010	Total
Retainer ($30,000 x 4.5/12 months)	$11,250		$11,250

Meetings attended	$9,000		$9,000

Base compensation ($92,500 x 7.5/12 months)	—	$57,813	$57,813

Totals	$20,250	$57,813	$78,063

Board Committees and Charters, page 29
7.	It appears that your board has two compensation committees, the committee consisting of Messrs. Pflueger, Davis and Brennan and the Independent Directors Compensation and Executive Personnel Committee, comprised of all of your independent directors. In your response letter, please explain why your board established the Independent Directors Committee in May 2010. Also, describe the relationship between the two committees and their respective responsibilities. Refer to Item 407(e)(3) of Regulation S-K.
     The Company’s Compensation Committee Charter provides that the Compensation Committee make compensation recommendations to the Board. The Board then has final authority over such matters. Historically, there was no Board committee to address executive personnel matters outside the presence of executive/employee members of the Board, and such matters were handled by the Board following a request that its executive members remove themselves from the meeting.
     In May 2010, the Compensation Committee faced compensation decisions concerning its senior executives including those relating to an officer whose employment with the Company was terminating. The Company’s Independent Directors Compensation and Executive Personnel Committee (“IDC&EPC”), consisting of all the independent directors of the Company, was formed to address the compensation recommendations of the Compensation Committee and personnel matters at the executive level. Thus, the IDC&EPC authority goes beyond compensatory matters and into matters concerning the employment status of executive offices — but does so without the involvement of the executive officers of the Company.
     Accordingly, as a matter of corporate governance, the IDC&EPC allowed the Board to address concurrently both compensation and personnel recommendations outside the presence of

Mr. Patrick Gilmore
February 4, 2011

the two executive personnel members of the Board (including the President and Chief Executive Officer of the Company).
     The Company will make this expanded description of the role of the IDC&EPC a part of its future filings with the Commission.
Form 10-Q for the Quarterly Period Ended September 30, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Three Months Ended September 30, 2010 and September 30, 2009
Maintenance, EDI, RCM, and Other Services, page 30
8.	We note your disclosure that “growth in maintenance revenue for the NextGen Division has come from new customers that have been added each quarter, existing customers who have purchased additional licenses, and [your] relative success in retaining existing maintenance customers as well as a recent price increase during the quarter ended September 30, 2010.” Please tell us how you considered disclosure of the relative contribution or significance of the items listed in describing the underlying reasons for the increase in maintenance revenues. Please refer to Section III.D and E of SEC Release 33-6835 and Section III.4 of SEC Release 33-8350.
     Maintenance revenue for the NextGen Division increased by $6.0 million for the three months ended September 30, 2010 as compared to the same prior year period. The growth in maintenance revenue is a result of a $3.1 million increase in net additional licenses from new customers and existing customers, $2.0 million in maintenance revenue related to the Opus acquisition, and approximately $0.9 million related to a recent price increase that became effective during the quarter ended September 30, 2010. The Company will make this expanded disclosure as part of its future filings with the Commission.
* * * *

Mr. Patrick Gilmore
February 4, 2011

     We trust that the foregoing is responsive to the comments contained in your letter dated January 6, 2011. If you have any questions, please contact me at (949) 255-2600, extension 5262, or our general counsel, Tom Crane, at 714-641-3464.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
/s/ James J. Sullivan
James J. Sullivan
Executive Vice President, General Counsel and Secretary